

February 23, 2022

Jennifer L. Provancher
President and Chief Executive Officer
TEB Bancorp, Inc.
2290 North Mayfair Road
Wauwatosa, WI 53226

      Re: TEB Bancorp, Inc.
          Form 10-K for Fiscal Year Ended June 30, 2021
          Filed on September 23, 2021
          File No. 000-56049

Dear Ms. Provancher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance